UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                    FORM 6-K

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                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                      The Securities Exchange Act of 1934


                                  AUGUST 16, 2005

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                                   CRUCELL NV
             (Exact name of registrant as specified in its charter)


        P.O. BOX 2048 ARCHIMEDESWEG 4 2333 CN LEIDEN THE NETHERLANDS
                    (Address of principal executive offices)

                                    000-30962
                            (Commission File Number)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                       Form 20-F [X]     Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes [ ]     No [X]

CRUCELL AND DSM ANNOUNCE PER.C6(R) LICENSING AGREEMENT WITH CHIRON

LEIDEN, THE NETHERLANDS, AUGUST 16, 2005 - Dutch biotechnology company Crucell N.V. (Euronext, NASDAQ: CRXL) and allied contract manufacturer DSM Biologics announced today that they have signed a PER.C6(R) research license agreement for recombinant protein production with Chiron Corporation. This new agreement allows Chiron to evaluate the PER.C6(R) cell line for use in the manufacturing of Chiron's prophylactic hepatitis C vaccine, which is currently in phase I clinical trials.

Financial details were not disclosed.

ABOUT CRUCELL

Crucell N.V. is a biotechnology company focused on developing vaccines and antibodies that prevent and treat infectious diseases, including Ebola, influenza, malaria, West Nile virus and rabies. The company's development programs include collaborations with: sanofi pasteur for influenza vaccines; the U.S. National Institutes of Health for Ebola and malaria vaccines; and GlaxoSmithKline (GSK), Walter Reed Army Institute of Research and New York University for a malaria vaccine. Crucell's products are based on its PER.C6(R) production technology. The company also licenses its PER.C6(R) technology to the biopharmaceutical industry. Licensees and partners include DSM Biologics, GSK, Centocor/J&J and Merck & Co., Inc. Crucell is headquartered in Leiden, The Netherlands, and is listed on the Euronext and NASDAQ stock exchanges (ticker symbol CRXL). For more information, please visit www.crucell.com.

ABOUT DSM BIOLOGICS

DSM Biologics, a business unit of the DSM Pharmaceutical Products business group, is a leading contract manufacturer of biopharmaceutical products, the latest generation of drugs, mainly on the basis of native molecules and produced with the help of cell cultures. The company is renowned for its experience in the use of a broad range of cell culture systems (microbial and mammalian) and its expertise in the field of purification techniques. The company has an exclusive license to use the high-producing PER.C6(R) human cell line as a production platform for recombinant proteins and monoclonal antibodies. Established in 1986, DSM Biologics operates two manufacturing facilities, one in Groningen, the Netherlands (ca. 550 liters fermentor capacity and 2,400 m2) and one in Montreal, Quebec, Canada (ca. 6,000 liters fermentor capacity and presently 6,500 m2).

CRUCELL'S LICENSING PROGRAM DISCLOSURE POLICY

Crucell believes it has a duty to inform (potential) investors and other stakeholders about every licensing agreement it reaches with third parties - regardless of the significance of current or future revenue or royalties generated by the agreement. Crucell fulfils this duty by issuing a press release that invariably consists of the name of the contract party, the nature of the license and an indication of the relevant technology or therapeutic area. This ensures that every potential investor or interested party can be fully up-to-date with all licensing agreements made by Crucell with third parties. An overview of all Crucell's licensees and partners can be found on the Company's website, including an overview of each relevant product's phase of development.

FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements that involve inherent risks and uncertainties.

We have identified certain important factors that may cause actual results to differ materially from those contained in such forward-looking statements. For information relating to these factors please refer to our Form 20-F, as filed with the U.S. Securities and Exchange Commission on April 14, 2005, and the section entitled "Risk Factors". The company prepares its financial statements under generally accepted accounting principles in the United States (US GAAP).

For further information please contact:

Crucell N.V.
Harry Suykerbuyk
Director Investor Relations and Corporate Communications
Tel. +31 (0)71 524 8718 h.suykerbuyk@crucell.com

For Crucell in the US:
Redington, Inc.
Thomas Redington
Tel. +1 212-926-1733
tredington@redingtoninc.com

DSM Biologics
Marcel Lubben
Global Licensing Manager
Tel. + 31 (0)46 47 73343
Fax. + 31 (0)46 47 73179
marcel-m.lubben@dsm.com

                                   SIGNATURES

Pursuant to the requirements of the Securities Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

                                                      CRUCELL NV
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                                                     (Registrant)

     AUGUST 16, 2005                                /s/ LEON KRUIMER
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        (Date)                                      Leon Kruimer
                                              Chief Financial Officer